Exhibit 3.3

RESTATED

CERTIFICATE OF INCORPORATION

OF

FIRST CAPITAL CHINA CORPORATION

First Capital China Corporation, a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as the “Corporation”), hereby certifies as follows:

1.         The name of the Corporation is First Capital China Corporation.  The name under which the Corporation was originally incorporated is Artcraft V, Inc. and the date of filing the original certificate of incorporation of the Corporation with the Secretary of State of Delaware was June 7, 2004.

2.         This Restated Certificate of Incorporation restates the Corporation’s Certificate of Incorporation to reflect the change to the Corporation’s name from Artcraft V, Inc., to First Capital China Corporation which occurred pursuant to and in connection with the merger of First Capital China Corporation, a wholly-owned subsidiary of the Corporation, with and into the Corporation.

3.         This Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 245 and 253 of the Delaware General Corporation Law.  This Restated Certificate of Incorporation does not amend the provisions of the Corporation's Certificate of Incorporation as heretofore amended or supplemented, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation, which only restates and integrates the provisions of the Corporation's Certificate of Incorporation as follows:

FIRST: The name of the corporation is:

First Capital China Corporation

SECOND: Its registered office in the State of Delaware is to be located at 2771 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle and its registered agent at such address is CORPORATION SERVICE COMPANY.

THIRD: The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock, which this corporation is authorized to issue is One Hundred Ten Million (110,000,000) of which One Hundred Million (100,000,000) shares shall be Common Stock and Ten Million (10,000,000) shall be Preferred Stock all with a par value of .001 per share.

FIFTH: The name and address of the incorporator is as follows:

Jill E. Cilmi
2711 Centerville Road
Suite 400
Wilmington, Delaware 19808

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed by Li Te Xiao, its Sole Director, this 29th day of December, 2009.

FIRST CAPITAL CHINA CORPORATION

By:            /s/ Li Te Xiao

Name:           Li Te Xiao

Title:           Sole Director